UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 178th MEETING OF THE FISCAL BOARD OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 19, 2019.

1. DATE, TIME AND PLACE: December 19, 2019, at 10:00 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Fiscal Board (“Fiscal Board”) who subscribe to these minutes attended the Meeting, under the terms of the Bylaws. Also, Ms. Nathalia Pereira Leite, the Senior Manager of Corporate Affairs, attended the Meeting as Secretary of the Meeting.

3. AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the Fiscal Board members, who attended the Meeting, deliberated unanimously, as described below:

3.1. DISTRIBUTION OF INTEREST ON CAPITAL: The proposal of distribution of Interest on Capital (“IOC”) to be submitted to the deliberation of the Company’s Board of Directors, in the following terms:

“Proposal of deliberation of IOC based on the balance sheet of the period, in the gross amount of R$ 350,000,000.00, which is equivalent to R$ 297,500,000.00 net of income tax. The interest per share equals R$ 0.19437665576 per common share (R$ 0.16522015740 net of income tax) and R$ 0.21381432134 per preferred share (R$ 0.18174217314 net of income tax).

The Interest on Capital shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of December 30, 2019. After this date, the shares will be considered “ex-Interest on Capital”.

The Interest on Capital will be imputed to the minimum mandatory dividend of the fiscal year 2019 ad referendum of the General Shareholders Meeting to be held in 2020, and the payment will be carried out before the end of 2020, in a date to be defined by the Company’s Board.”

The Fiscal Board members unanimously issued a favorable opinion to the proposal, according to which consider such document in accordance to the applicable legislation.

3.2. DISTRIBUTION OF INTERIM DIVIDENDS: The proposal of distribution of Interim Dividends to be submitted to the deliberation of the Company’s Board of Directors, in the following terms:

1

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

“Proposal of deliberation of IOC based on the balance sheet of the period, in the gross amount of R$ 1,000,000,000.00. The dividend per share equals R$ 0.55536187362 per common share and R$ 0.61089806098 per preferred share.

The Dividend shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of December 30, 2019. After this date, the shares will be considered “ex-Interest on Capital”.

The Dividend will be imputed to the minimum mandatory dividend of the fiscal year 2019 ad referendum of the General Shareholders Meeting to be held in 2020, and the payment will be carried out before the end of 2020, in a date to be defined by the Company’s Board”.

The Fiscal Board members unanimously issued a favorable opinion to the proposal, according to which consider such document in accordance to the applicable legislation.

4. CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up. São Paulo, December 19, 2019.

Flávio Stamm                                                     Cremênio Medola Netto

         Fiscal Board Member                                                  Fiscal Board Member

Charles Edwards Allen                                              Nathalia Pereira Leite

          Fiscal Board Member                                               Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 19, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director